April 2009

Pricing Sheet dated April 23, 2009 relating to Preliminary Terms No. 92 dated April 23, 2009 to Registration Statement No. 333-156423 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in Equities
Buffered PLUS based on a Basket of Equity Indices and Shares due April 30, 2012
Buffered Performance Leveraged Upside SecuritiesSM
PRICING TERMS – APRIL 23, 2009
Issuer:	Morgan Stanley
Maturity date:	April 30, 2012
Original issue price:	$10 per Buffered PLUS
Stated principal amount:	$10 per Buffered PLUS
Pricing date:	April 23, 2009
Original issue date:	April 30, 2009 (5 business days after the pricing date)
Aggregate principal amount:	$4,047,000
Interest:	None
Basket:	Basket component	Bloomberg ticker symbol	Basket component weighting	Initial basket component value	Multiplier
	S&P 500® Index (the “SPX Index”)	SPX	55.00%	866.23	0.063493529
	Shares of the iShares® FTSE/Xinhua China 25 Index Fund (the “FXI Shares”)	FXI	15.75%	32.32	0.487314356
	Dow Jones EURO STOXX 50® Index (the “SX5E Index”)	SX5E	11.25%	2,319.89	0.004849368
	Shares of the iShares® S&P Latin America 40 Index Fund (the “ILF Shares”)	ILF	11.25%	29.79	0.377643505
	Nikkei 225 Index (the “NKY Index”)	NKY	6.75%	8,707.99	0.000775150
	We refer to the SPX Index, the SX5E Index and the NKY Index, collectively, as the underlying indices, and the FXI Shares and the ILF Shares, collectively, as the underlying shares.
Payment at maturity (per Buffered PLUS):	▪ If the final basket value is greater than the initial basket value: $10 + the leveraged upside payment In no event will the payment at maturity exceed the maximum payment at maturity.
▪ If the final basket value is less than or equal to the initial basket value but has decreased from the initial basket value by an amount less than or equal to the buffer amount of 10%: $10

▪  If the final basket value is less than the initial basket value and has decreased from the initial basket value by an amount greater than the buffer amount of 10%:
($10 x the basket performance factor) + $1.00
This amount will be less than the stated principal amount of $10.  However, under no circumstances will the payment at maturity be less than $1.00 per Buffered PLUS.

Leveraged upside payment:	$10 x leverage factor x basket percent increase
Leverage factor:	200%
Basket percent increase:	(final basket value – initial basket value) / initial basket value
Basket performance factor:	final basket value / initial basket value
Buffer amount:	10%
Maximum payment at maturity:	$18.40 per Buffered PLUS (184% of the stated principal amount)
Minimum payment at maturity:	$1.00 per Buffered PLUS (10% of the stated principal amount)
Initial basket value:
100, which will be equal to the sum of the products of the initial basket component values of each of the basket components, as set forth under “Basket – Initial basket component value” above, and the applicable multipliers for each of the basket components.  The initial basket component values for each of the basket components will be determined on the business day immediately following the pricing date.

Final basket value:	The basket closing value on the valuation date.
Valuation date:	April 25, 2012, subject to adjustment for non-index business days or non-trading days, as applicable, and certain market disruption events.
Basket closing value:
The basket closing value on any date is the sum of the products of the basket component closing values of each of the basket components and the applicable multipliers for each of the basket components.

Basket component closing value:
In the case of each of the underlying indices, the index closing value as published under Bloomberg ticker symbol “SPX,” “SX5E” or “NKY,” respectively, or any respective successor symbol.  In the case of each of the underlying shares, the closing price of one such underlying share times the relevant adjustment factor for such underlying shares.

Multiplier:
The multiplier will be set on the business day immediately following the pricing date based on each basket component’s respective initial basket component value so that each basket component is reflected in the predetermined initial basket value in accordance with its applicable basket component weighting and will remain constant for the term of the Buffered PLUS.  See “Basket – Multiplier” above.

Adjustment factor:	For each of the underlying shares, 1.0, subject to adjustment for certain events affecting such underlying shares.
Listing:	The Buffered PLUS will not be listed on any securities exchange.
CUSIP:	617483375
ISIN:	US6174833755
Agent:	Morgan Stanley & Co. Incorporated
Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Company
Per Buffered PLUS	$10	$0.20	$9.80
Total	$4,047,000	$80,940	$3,966,060
(1)  For additional information, see “Plan of Distribution” in the accompanying prospectus supplement for PLUS.
“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Morgan Stanley.  “Dow Jones EURO STOXX®” and “STOXX®” are registered trademarks of STOXX Limited and have been licensed for use by Morgan Stanley.  All rights to the Nikkei 225 Index are owned by Nikkei Inc., and we will have received the consent of Nikkei Digital Media, Inc. to use and refer to the Nikkei 225 Index in connection with the Buffered PLUS as of the original issue date of the Buffered PLUS.  The Buffered PLUS are not sponsored, endorsed, sold or promoted by any of the foregoing index publishers, and the index publishers make no representation regarding the advisability of investing in the Buffered PLUS.

You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 92 dated April 23, 2009
Prospectus Supplement for PLUS dated December 23, 2008
Prospectus dated December 23, 2008

THE BUFFERED PLUS ARE NOT BANK DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY, NOR ARE THEY OBLIGATIONS OF, OR GUARANTEED BY, A BANK.  FURTHERMORE, THE BUFFERED PLUS WILL NOT BE GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION UNDER THE FDIC’S TEMPORARY LIQUIDITY GUARANTEE PROGRAM.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.